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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON FEBRUARY 6, 2003

        QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                                                         Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                                         No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on February 6, 2003 (#06/03)

February 6, 2003	06/03
For immediate release	Page 1 of 3

THE HONOURABLE RICHARD C. HOLBROOKE, DEREK H. BURNEY O.C. AND A. CHARLES BAILLIE TO STAND FOR ELECTION TO THE BOARD OF DIRECTORS OF QUEBECOR WORLD INC.

Montreal, Canada — The Right Honourable Brian Mulroney, Chairman of the Board of Quebecor World Inc., is pleased to announce The Honourable Richard C. Holbrooke, Derek H. Burney O.C. and A. Charles Baillie will stand for election to the Board of Directors of Quebecor World Inc. All three gentlemen have been included on the slate of Directors that will be nominated for election at the Company's upcoming Annual Shareholders Meeting, April 2, 2003.

"These three gentlemen are respected and accomplished leaders in their fields. They will bring a tremendous wealth of experience and knowledge to the Board of Quebecor World," said Mr. Mulroney. "A Company with the global scope of Quebecor World will benefit greatly from their outstanding international experience and valuable business relationships," added Mr. Mulroney.

The Honourable Richard C. Holbrooke is currently Vice-Chairman of Perseus, a leading private equity firm. He served as the United States Ambassador to the United Nations and was a member of President Clinton's Cabinet.

A. Charles Baillie is one of Canada's pre-eminent financial executives and is currently Chairman of TD Financial Group.

Derek H. Burney, O.C. has had a long and distinguished career in the public and private sector. He is currently the President and Chief executive Officer of CAE Inc.

"The level of accomplishment of these men is truly exceptional," said Mr. Mulroney. "They are involved in world-class businesses and have been major participants in some of the most important national and international issues in recent times. Quebecor World is extremely pleased they have agreed to stand for election to our Board. Their counsel and guidance will provide tremendous value to our shareholders in the years to come."

For immediate release

Before serving as United States Ambassador to the United Nations, Mr. Holbrooke was Assistant Secretary of State for Europe from 1994-1996 where he was the chief architect of the 1995 Dayton peace agreement that ended the war in Bosnia. He later served as President Clinton's Special Envoy to Bosnia and Kosovo and the Special Envoy to Cyprus on a pro-bono basis while a private citizen. From 1993-1994 he was U.S. Ambassador to Germany. During the Carter Administration he served as Assistant Secretary of East Asian and Pacific Affairs and was in charge of relations with China at the time Sino-American relations were normalized in December, 1978. Mr. Holbrooke joined the Foreign Service in 1962 and had assignments in Vietnam, the State Department and the Johnson Administration. He has held senior positions at two leading Wall Street firms, Credit Suisse First Boston (Vice Chairman) and Lehman Brothers (Managing Director). He has received eighteen honorary degrees and numerous awards. Mr. Holbrooke serves on the Board of AIG, the American Museum of Natural History, The National Endowment for Democracy, Human Genome Sciences, The Africa-America Institute, the Citizens Committee for New York City and the Council on Foreign Relations and Refugees International.

Prior to joining CAE, Mr. Burney was Chairman and Chief Executive officer of Bell Canada International Inc. from 1993-1999. He served as Canada's Ambassador to the United States from 1989-1993, capping a distinguished thirty-year career in the Canadian Foreign Service. Mr. Burney served as Chief of Staff to the Prime Minister of Canada from 1987-1989 and was directly involved in negotiating the Canada-U.S. Free Trade Agreement. He was the Prime Minister's personal representative (Sherpa) in the preparations for the Houston (1990), London (1991) and Munich (1992) G-7 Economic Summits. Mr. Burney is an Officer of the Order of Canada and has received four honorary degrees. He is a Director of CAE Inc. and Shell Canada Limited.

Mr. Baillie is one of Canada's most successful bankers. He has held senior positions at the TD Financial Group in Canada and the United States for more than 20 years. Before assuming his current role, Mr. Baillie served as Chairman and Chief Executive Officer of TD Financial Group. He is a Director of the Toronto-Dominion Bank, The Dana Corporation and Ballard Power Systems Inc. Mr. Baillie was honoured as the International CEO of the Year by the Canadian Council of International Business in 2001, The Canadian Public Relations Society CEO of the Year in 2002 and Office for Partnership for Advanced Studies (OPAS) Visionary Award in 2002. He also serves as Chancellor, Queen's University and is the Chairman or member of many arts and educational institutions.

Quebecor World Inc.'s Annual General Meeting will be held Wednesday, April 2 at 10 a.m. in Montreal at Le Windsor, 1170 Peel Street.

For immediate release

Photos attached.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

The Honourable Richard C. Holbrooke

Derek H. Burney, O.C.

A. Charles Baillie

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: February 6, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
SIGNATURES